02024062

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	0000946812
Exact name of registrant as specified in charter	Registrant CIK Number
Form 8-K dated March 6, 2002	333-56242
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

RECD S.E.C.
MAR 6 2002
080

Name of Person Filing the Document (If Other than the Registrant)

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March , 2002.

Bear Stearns Asset Backed Securities, Inc.

By: [signature]
Name: Jonathan Lieberman
Title: Senior Managing Director

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 2002, that the information set forth in this statement is true and complete.

By: ________________________

1-NY/1393359.1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2002

Bear Stearns Asset Backed Securities, Inc.
(Exact name of registrant specified in Charter)

Delaware	333-56242	13-3836437
(State or other jurisdiction of incorporation)	(Commission) File Number)	(IRS Employer Identification No.)

245 Park Avenue
New York, NY — 10167
(Address of principal executive offices) — Zip Code

Registrant's telephone, including area code: (212) 272-4095

Not Applicable
(Former name and former address, if changed since last report)

ITEM 5. Other Events

Filing of Computational Materials

In connection with the proposed offering of the Bear Stearns Asset Backed Securities, Inc., ABFS Mortgage Loan Trust 2002-1, Mortgage Pass-Through Certificates, Series 2002-1 (the "Certificates"), Bear, Stearns & Co. Inc., as the underwriter (the "Underwriter"), has prepared certain materials (the "Computational Materials") for distribution to its potential investors. Although Bear Stearns Asset Backed Securities, Inc. (the "Company") provided the Underwriter with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials.

For purposes of this Form 8-K, "Computational Materials" shall mean the Series 2002-1 term sheet, computer generated tables and/or charts displaying, with respect to the Certificates, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Computational Materials are attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits:

99.1 The ABFS Mortgage Loan Trust 2002-1 Computational Materials, filed on Form 8-K dated March 6, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.
as Depositor and on behalf of ABFS Mortgage Loan Trust 2002-1
Registrant

Date: March , 2002

By:
Name: Jonathan Lieberman
Title: Senior Managing Director

INDEX TO EXHIBITS

Exhibit No.	Description	Paper (P) or Electronic (E)
(99.1)	The ABFS Mortgage Loan Trust 2002-1 Computational Materials, filed on Form 8-K dated March 6, 2002	P

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • DC • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, New York 10179
(212) 272-2000; (212) 272-7294 fax

ABFS Mortgage Pass-Through Certificates, Series 2002-1: *Computational Materials - 2/15/02*

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, seller or servicer, and although it may be based on data supplied to it by an issuer, seller or servicer, none of the issuer, seller or servicer makes any representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear, Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

ABFS Mortgage Loan Trust 2002-1

$[300,000,000] (Approximate)

Issuer:	ABFS Mortgage Loan Trust 2002-1.
Title of Securities:	ABFS Mortgage Loan Trust 2002-1, Mortgage Pass-Through Certificates, Series 2002-1, Class A-1 certificates, Class A-2 certificates, Class A-3 certificates, Class A-4 certificates, Class A-5 certificates and Class A-IO certificates (collectively, the "Certificates").
Seller:	ABFS 2002-1, Inc., a Delaware corporation, will be the seller of the mortgage loans.
Servicer:	American Business Credit, Inc., will be the servicer of the mortgage loans.
Subservicers:	Upland Mortgage and American Business Mortgage Services, Inc. will act as subservicers with respect to the mortgage loans.
Originators:	American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. originated or purchased the mortgage loans.
Depositor:	Bear Stearns Asset Backed Securities, Inc.
Certificate Insurer:	Ambac Assurance Corporation ("Ambac" or the "Certificate Insurer"). Ambac's claims-paying ability is rated "Aaa" by Moody's Investors Service and "AAA" by Standard & Poor's Rating Services and Fitch, Inc.
Certificate Insurance Policy:	The Certificate Insurance Policy will provide 100% coverage of timely interest and ultimate principal payments due on the Certificates.
Lead Underwriter:	Bear, Stearns & Co. Inc.
Co-Manager:	CS First Boston
Trustee and Collateral Agent:	JP Morgan Chase (the "Trustee")
Statistical Calculation Date:	February 7, 2002
Cut-Off Date:	March 1, 2002
Closing Date:	March [21], 2002
The Certificates:	Approximately $[300,000,000] Mortgage Pass-Through Certificates, Series 2002-1, are being offered. The Certificates will be issued pursuant to a pooling and servicing to be dated as of March [1], 2002, by and among the Issuer, the Depositor, the Servicer and the Trustee.

Characteristics of the Certificates [(a), (b), (c)]

Offered Securities	Original Principal Balance*	Coupon(d)(h)	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date(e)(f)	Ratings (Moody's/S&P)
Class A-1	$[100,713,000]	Floating	0.90	None	20	1/15/18	Aaa / AAA
Class A-2	$[36,708,000]	Fixed	2.00	19	10	4/15/19	Aaa / AAA
Class A-3	$[53,422,000]	Fixed	3.00	28	17	4/15/19	Aaa / AAA
Class A-4	$[59,637,000]	Fixed	5.00	44	35	2/15/26	Aaa / AAA
Class A-5	$[49,520,000]	Fixed	8.15	78	26	8/15/32	Aaa / AAA
Class A-IO**	(g)	Fixed	n/a	n/a	n/a	9/15/04	Aaa / AAA

* Balances subject to a 10% variance.

**** Bear Stearns is Sole Manager.**

Note:

(a) Prepayment Assumption: 23% HEP (2.3% CPR in month 1, plus an additional 2.3% per annum in each month thereafter until month 10; on and after month 10, 23% CPR);

(b) Transaction priced to 10% clean-up call;

(c) 100% P&I guaranty by Certificate Insurer (Ambac);

(d) The coupon applicable to the Class A-5 certificates will increase by 0.50% per annum if the 10% clean-up call is not exercised;

(e) For the Class A-1, Class A-2, Class A-3 and Class A-4 certificates, it was assumed that no losses, delinquencies or prepayments occur on the mortgage loans and that the required overcollateralization amount is $0. For the Class A-5 certificates, it was assumed that the final scheduled maturity date would be the payment date in the sixth month following the maturity date of the mortgage loan with the latest maturity date;

(f) Due to losses and prepayments on the mortgage loans, the actual final maturity date for each class of certificates may occur substantially earlier, or, except for the Class A-5 notes, later than the dates listed above

(g) The Class A-IO certificates are sized at 10% of initial pool balance with a pass-through rate of 10.00% per annum for the April 2002 through September 2004 payment dates (30 months). The Class A-IO certificates will only be entitled to interest on these payment dates. The Class A-IO certificates do not have a principal balance. For the purpose of calculating interest payments, interest will accrue on a notional amount equal to the lesser of $30,000,000 and the outstanding principal balance of the mortgage loans.

(h) The Class A-1 certificates will be subject to a hard cap of [11.00%].

Offering: The Certificates will be issued publicly from the Depositor's shelf registration.

Mortgage Loan Pool: The statistical information presented in these computational materials is a projection of the expected collateral pool and reflects the pool of mortgage loans existing as of the statistical calculation date. The aggregate outstanding principal balance of the mortgage loans as of the statistical calculation date is approximately $[200,452,020.42] and will consist of business or consumer purpose residential home equity loans.

The actual collateral will be accumulated before the Closing Date to reach the expected closing pool balance of approximately $[300,000,000.00]. The characteristics of such additional collateral are not expected to be materially different from the collateral information presented herein.

Payment Date: The 15th day of each month (or the next succeeding business day), commencing in April 2002.

Priority of Payments: On each Payment Date, principal and interest collections, will be allocated in the following order of priority:

(1) To pay the Trustee any fees then due to it
(2) To pay the Certificate Insurer the Premium Amount;
(3) To pay accrued and unpaid interest due on the Certificates;

(4) To pay the Certificate Insurer any Reimbursement Amount then due and owing thereto;

(5) To pay the Principal Distribution Amount to the Certificates (which shall include the amount necessary to reduce the balance of the Certificates to the extent necessary to reach the required level of overcollateralization);

(6) To make a payment for net mortgage loan interest shortfalls in payments on the Certificates;

(7) To the Trustee, the outstanding expenses due to the Trustee not otherwise paid or reimbursed by the Servicer;

(8) To the Servicer for reimbursement of any nonrecoverable periodic advances and servicing advances; and

(9) Any remaining amounts to the holders of the non-offered subordinate Certificates.

Payments of principal to the Certificates will be paid sequentially to Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates in each case until the outstanding certificate balance of that class has been reduced to zero.

ERISA Eligibility: The notes may be purchased by employee benefit plans that are subject to ERISA.

SMMEA Treatment: The notes will not constitute "mortgage related securities" for purposes of SMMEA.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY

Mortgage Loans

Statistical Calculation Date	2/7/02
Total Outstanding Balance:	$200,452,020.42
Number of Mortgage Loans:	2,150
Average Remaining Balance:	$93,233.50 (range: $11,000.00 - $697,000.00)
WA Loan Rate:	11.370% (range: 8.390% - 16.990%)
Original Weighted Average Term:	256 months
Remaining Weighted Average Term:	256 months
Lien Position:	89.85% first, 10.15% second.
WA Original CLTV Ratio:	75.30% (range: 7.50% - 100.00%)
WA Junior Ratio:	37.33%
WA DTI Ratio:	41.46%
WA FICO Score:	571
Documentation:	88.54% full documentation, 8.14% no documentation, 3.32% limited documentation.
Loan Purpose:	42.62% debt consolidation, 29.93% cash out, 11.05% rate/term refinance, 5.77% home improvement, 3.05% working capital, 2.67% home purchase, 2.24% business expansion/renovation, 2.68% other.
Property Type:	70.26% single family, 12.80% 2-4 family, 4.47% townhouse, 2.75% mixed use, 2.27% planned unit development, 3.05% condominium, 2.35% commercial, 1.87% mobile home, 0.19% multi-family (greater than 4).
Owner Occupancy:	91.71% owner occupied
Geographic Distribution: **(all states >= 5.00%)**	NY (24.93%), NJ (10.98%), MA (8.38%), PA (7.27%), MI (7.15%), FL (7.03%), OH (5.30%).
Section 32 Loans:	None.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Set forth below is a description of certain characteristics of the Mortgage Loans as of the Statistical Calculation Date. Unless otherwise specified, all principal balances of the Mortgage Loans are as of the Statistical Calculation Date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the Statistical Calculation Date (except as indicated otherwise).

Distribution by Property Type

Property Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Single Family	1,561	$140,829,525.77	70.26%
2-4 Family	197	25,651,998.52	12.80
Townhouse	125	8,957,329.96	4.47
Condominium	76	6,113,443.26	3.05
Mixed Use	48	5,514,324.72	2.75
Commercial	36	4,715,921.94	2.35
Planned Unit Development	46	4,547,240.05	2.27
Mobile Home	58	3,750,236.20	1.87
Multi-family (greater than 4)	3	372,000.00	0.19
Total	**2,150**	**$200,452,020.42**	**100.00%**

Distribution by Occupancy Status

Occupancy Status (as indicated by Borrower)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Owner Occupied	1,970	$183,832,706.87	91.71%
Investment Property	107	8,841,458.35	4.41
Business	57	6,676,092.92	3.33
Second Home	16	1,101,762.28	0.55
Total	**2,150**	**$200,452,020.42**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution of Current Principal Balances

Range of Current Principal Balances ($)			Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
$0.01	to	$25,000.00	155	$3,475,808.73	1.73%
$25,000.01	to	$50,000.00	547	20,851,411.20	10.40
$50,000.01	to	$75,000.00	435	27,365,895.44	13.65
$75,000.01	to	$100,000.00	278	24,400,408.16	12.17
$100,000.01	to	$125,000.00	194	21,735,701.37	10.84
$125,000.01	to	$150,000.00	170	23,588,992.39	11.77
$150,000.01	to	$175,000.00	107	17,294,799.37	8.63
$175,000.01	to	$200,000.00	91	17,133,002.78	8.55
$200,000.01	to	$225,000.00	59	12,586,101.51	6.28
$225,000.01	to	$250,000.00	51	12,241,001.21	6.11
$250,000.01	to	$275,000.00	20	5,234,047.83	2.61
$275,000.01	to	$300,000.00	26	7,531,065.24	3.76
$300,000.01	and	greater	17	7,013,785.19	3.50
		Total	**2,150**	**$200,452,020.42**	**100.00%**

The average principal balance of the Mortgage Loans as of the Statistical Calculation Date is approximately $93,233.50.

Distribution of Original Principal Balances

Range of Original Principal Balances ($)			Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
$0.01	to	$25,000.00	155	$3,475,808.73	1.73%
$25,000.01	to	$50,000.00	547	20,851,411.20	10.40
$50,000.01	to	$75,000.00	435	27,365,895.44	13.65
$75,000.01	to	$100,000.00	276	24,200,569.63	12.07
$100,000.01	to	$125,000.00	195	21,834,456.40	10.89
$125,000.01	to	$150,000.00	171	23,690,075.89	11.82
$150,000.01	to	$175,000.00	107	17,294,799.37	8.63
$175,000.01	to	$200,000.00	91	17,133,002.78	8.55
$200,000.01	to	$225,000.00	59	12,586,101.51	6.28
$225,000.01	to	$250,000.00	51	12,241,001.21	6.11
$250,000.01	to	$275,000.00	20	5,234,047.83	2.61
$275,000.01	to	$300,000.00	26	7,531,065.24	3.76
$300,000.01	and	greater	17	7,013,785.19	3.50
		Total	**2,150**	**$200,452,020.42**	**100.00%**

The average original balance of the Mortgage Loansas of the Statistical Calculation Date is approximately $93,276.35.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Original Combined Loan-to-Value Ratios

Range of Original Combined Loan-to-Value Ratios (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0.01%	to	40.00%		139	$7,421,174.84	3.70%
40.01%	to	50.00%		116	9,146,504.57	4.56
50.01%	to	60.00%		149	13,174,280.84	6.57
60.01%	to	70.00%		284	25,115,733.29	12.53
70.01%	to	80.00%		706	65,869,598.99	32.86
80.01%	to	90.00%		746	79,206,925.92	39.51
90.01%	to	100.00%		10	517,801.97	0.26
			Total	**2,150**	**$200,452,020.42**	**100.00%**

The minimum and maximum original combined loan-to-value ratios of the Mortgage Loans as of the Statistical Calculation Date are approximately 7.50% and 100.00%, respectively, and the weighted average original combined loan-to-value ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 75.30%.

Distribution by Geographical Distributions

Location		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
New York		385	$49,978,387.53	24.93%
New Jersey		231	22,006,580.57	10.98
Massachusetts		121	16,792,532.15	8.38
Pennsylvania		211	14,570,765.03	7.27
Michigan		203	14,341,886.79	7.15
Florida		164	14,090,898.22	7.03
Ohio		150	10,631,963.82	5.30
Illinois		115	9,622,967.54	4.80
Virginia		58	6,239,081.42	3.11
Georgia		71	5,972,215.42	2.98
North Carolina		65	4,992,045.77	2.49
Connecticut		40	4,945,241.80	2.47
Maryland		45	4,128,066.06	2.06
Other		291	22,139,388.30	11.04
	Total	**2,150**	**$200,452,020.42**	**100.00%**

Number of States Represented: 31

The reference to "Other" in the preceding table includes states with under 2.00% individual concentrat ions of the Mortgage Loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Junior Ratios(1)(2)(3)

Range of Junior Ratios (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
10.001%	to	15.000%		23	$666,845.17	3.28%
15.001%	to	20.000%		88	2,887,602.81	14.19
20.001%	to	25.000%		71	2,786,072.23	13.69
25.001%	to	30.000%		65	2,904,096.07	14.27
30.001%	to	35.000%		39	1,790,268.62	8.80
35.001%	to	40.000%		26	1,855,674.62	9.12
40.001%	to	45.000%		15	1,037,721.66	5.10
45.001%	to	50.000%		15	1,414,505.32	6.95
50.001%	to	55.000%		9	841,734.28	4.14
55.001%	to	60.000%		13	1,697,858.73	8.34
60.001%	to	65.000%		8	988,991.66	4.86
65.001%	to	70.000%		5	257,500.00	1.27
70.001%	to	75.000%		6	434,090.61	2.13
75.001%	to	80.000%		1	168,000.00	0.83
80.001%	to	85.000%		2	168,992.70	0.83
85.001%	to	90.000%		1	89,998.02	0.44
90.001%	to	95.000%		3	261,083.50	1.28
90.001%	to	100.000%		1	104,000.00	0.51
			Total	**391**	**$20,355,036.00**	**100.00%**

(1) The junior ratio of a Mortgage Loan is the ratio (expressed as a percentage) of the outstanding balance of such mortgage loan to the sum of such outstanding balance and the outstanding balance of any senior mortgage computed as of the date such mortgage loan is underwritten.

(2) The weighted average junior ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 37.33%.

(3) Includes only the Mortgage Loans secured by second liens.

Distribution of Gross Interest Rates

Range of Gross Interest Rates (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
8.001%	to	9.000%		38	$6,402,435.15	3.19%
9.001%	to	10.000%		414	47,962,304.93	23.93
10.001%	to	11.000%		578	60,307,016.94	30.09
11.001%	to	12.000%		410	38,042,786.62	18.98
12.001%	to	13.000%		289	17,827,072.08	8.89
13.001%	to	14.000%		194	10,785,588.64	5.38
14.001%	to	15.000%		29	1,882,073.54	0.94
15.001%	to	16.000%		30	2,892,861.14	1.44
16.001%	to	17.000%		168	14,349,881.38	7.16
			Total	**2,150**	**$200,452,020.42**	**100.00%**

The weighted average loan rate of the Mortgage Loans as of the Statistical Calculation Date is approximately 11.370%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution of Remaining Term to Maturity

Range of Remaining Term (in months)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0	to	60		32	$1,783,488.59	0.89%
61	to	120		120	6,323,807.55	3.15
121	to	180		839	68,163,466.64	34.00
181	to	240		572	50,277,061.66	25.08
241	to	300		76	7,743,904.28	3.86
301	to	360		511	66,160,291.70	33.01
			Total	**2,150**	**$200,452,020.42**	**100.00%**

The weighted average remaining term to scheduled maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 256 months.

Distribution of Original Term to Maturity

Range of Original Term (in months)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0	to	60		32	$1,783,488.59	0.89%
61	to	120		120	6,323,807.55	3.15
121	to	180		839	68,163,466.64	34.00
181	to	240		572	50,277,061.66	25.08
241	to	300		76	7,743,904.28	3.86
301	to	360		511	66,160,291.70	33.01
			Total	**2,150**	**$200,452,020.42**	**100.00%**

The weighted average original term to scheduled maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 256 months.

Distribution by Origination Year

Origination Year		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
1998		2	$229,411.00	0.11%
1999		1	101,083.50	0.05
2001		1,043	98,671,944.01	49.22
2002		1,104	101,449,581.91	50.61
	Total	**2,150**	**$200,452,020.42**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Lien Status

Lien Status		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
First		1,759	$180,096,984.42	89.85%
Second		391	20,355,036.00	10.15
	Total	**2,150**	**$200,452,020.42**	**100.00%**

Distribution by Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0.001% to 5.000%		4	$738,564.00	0.37%
5.001% to 10.000%		12	1,000,468.51	0.50
10.001% to 15.000%		28	2,060,997.22	1.03
15.001% to 20.000%		52	3,703,940.15	1.85
20.001% to 25.000%		86	6,660,202.15	3.32
25.001% to 30.000%		152	11,079,101.17	5.53
30.001% to 35.000%		236	20,606,047.45	10.28
35.001% to 40.000%		279	24,838,163.74	12.39
40.001% to 45.000%		524	49,032,576.21	24.46
45.001% to 50.000%		478	47,784,377.83	23.84
50.001% to 55.000%		266	28,689,526.96	14.31
55.001% to 60.000%		30	4,006,392.50	2.00
60.001% and greater		3	251,662.53	0.13
	Total	**2,150**	**$200,452,020.42**	**100.00%**

The weighted average debt-to-income ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 41.46%.

Distribution by Documentation Type

Documentation		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Full Documentation		1,955	$177,475,519.52	88.54%
No Documentation		144	16,311,871.18	8.14
Limited Documentation		51	6,664,629.72	3.32
	Total	**2,150**	**$200,452,020.42**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Debt Consolidation	1,002	$85,423,091.59	42.62%
Cash Out	535	59,990,546.49	29.93
Rate/Term Refinance	211	22,155,342.67	11.05
Home Improvement	165	11,557,395.05	5.77
Working Capital	89	6,122,974.63	3.05
Home Purchase	54	5,350,909.99	2.67
Business Expansion/Renovation	42	4,485,890.84	2.24
Other	52	5,365,869.16	2.68
Total	**2,150**	**$200,452,020.42**	**100.00%**

Distribution by Credit Scores as of the Date of Origination of the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
400 to 419	2	$56,706.25	0.03%
420 to 439	5	233,345.19	0.12
440 to 459	39	3,183,361.28	1.59
460 to 479	68	6,908,985.86	3.45
480 to 499	110	10,069,385.55	5.02
500 to 519	203	19,055,575.04	9.51
520 to 539	248	26,611,255.43	13.28
540 to 559	260	25,640,797.66	12.79
560 to 579	246	24,466,549.97	12.21
580 to 599	238	20,683,350.93	10.32
600 to 619	216	20,491,297.98	10.22
620 to 639	178	15,017,918.38	7.49
640 to 659	122	11,676,549.40	5.83
660 to 679	74	5,295,958.21	2.64
680 to 699	46	3,441,277.27	1.72
700 to 719	29	2,836,141.45	1.41
720 to 739	19	1,738,658.83	0.87
740 to 759	12	968,134.80	0.48
780 to 799	4	318,600.00	0.16
800 to 819	3	128,488.05	0.06
n/a	28	1,629,682.89	0.81
Total	**2,150**	**$200,452,020.42**	**100.00%**

Of the Mortgage Loans with available credit scores, the weighted average credit score of the Mortgage Loans as of the Statistical Calculation Date is approximately 571.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Delinquency Status

Number of Days Delinquent	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Current	2,150	$200,452,020.42	100.00%
Total	**2,150**	**$200,452,020.42**	**100.00%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Fully Amortizing	1,208	$115,114,475.64	57.43%
Balloon Loans	942	85,337,544.78	42.57
Total	**2,150**	**$200,452,020.42**	**100.00%**

SENSITIVITY TABLES

Class A-1 (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	7.69	1.19	0.98	0.90	0.77	0.70
Modified Duration (years)	6.84	1.16	0.96	0.88	0.75	0.69
First Principal Payment	4/15/02	4/15/02	4/15/02	4/15/02	4/15/02	4/15/02
Last Principal Payment	8/15/16	8/15/04	2/15/04	11/15/03	7/15/03	6/15/03
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	173	29	23	20	16	15
Illustrative Yield @ Par (Act/360)	2.11%	2.11%	2.11%	2.12%	2.12%	2.12%

Class A-2 (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	16.12	2.90	2.26	2.00	1.59	1.40
Modified Duration (years)	11.53	2.68	2.11	1.88	1.51	1.34
First Principal Payment	8/15/16	8/15/04	2/15/04	11/15/03	7/15/03	6/15/03
Last Principal Payment	4/15/19	9/15/05	11/15/04	8/15/04	2/15/04	11/15/03
Principal Lockout (months)	172	28	22	19	15	14
Principal Window (months)	33	14	10	10	8	6
Illustrative Yield @ Par (30/360)	4.17%	4.13%	4.11%	4.10%	4.08%	4.07%

Class A-3 (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	17.07	4.44	3.42	3.00	2.33	2.01
Modified Duration (years)	11.35	3.90	3.07	2.73	2.16	1.87
First Principal Payment	4/15/19	9/15/05	11/15/04	8/15/04	2/15/04	11/15/03
Last Principal Payment	4/15/19	11/15/07	7/15/06	12/15/05	2/15/05	8/15/04
Principal Lockout (months)	204	41	31	28	22	19
Principal Window (months)	1	27	21	17	13	10
Illustrative Yield @ Par (30/360)	4.89%	4.86%	4.85%	4.84%	4.82%	4.81%

Class A-4 (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	18.51	7.48	5.73	5.00	3.83	3.26
Modified Duration (years)	11.06	5.89	4.73	4.22	3.34	2.89
First Principal Payment	4/15/19	11/15/07	7/15/06	12/15/05	2/15/05	8/15/04
Last Principal Payment	4/15/25	2/15/12	10/15/09	10/15/08	4/15/07	6/15/06
Principal Lockout (months)	204	67	51	44	34	28
Principal Window (months)	73	52	40	35	27	23
Illustrative Yield @ Par (30/360)	5.82%	5.80%	5.79%	5.79%	5.77%	5.76%

Class A-5 (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	26.00	12.16	9.38	8.15	6.25	5.26
Modified Duration (years)	12.10	8.11	6.78	6.12	4.96	4.31
First Principal Payment	4/15/25	2/15/12	10/15/09	10/15/08	4/15/07	6/15/06
Last Principal Payment	1/15/29	2/15/15	3/15/12	11/15/10	11/15/08	10/15/07
Principal Lockout (months)	276	118	90	78	60	50
Principal Window (months)	46	37	30	26	20	17
Illustrative Yield @ Par (30/360)	6.65%	6.64%	6.63%	6.63%	6.62%	6.61%

Class A-IO (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	2.48	2.48	2.48	2.48	2.48	2.48
Modified Duration (years)	n/a	n/a	n/a	n/a	n/a	n/a
First Principal Payment	n/a	n/a	n/a	n/a	n/a	n/a
Last Principal Payment	n/a	n/a	n/a	n/a	n/a	n/a
Principal Lockout (months)	n/a	n/a	n/a	n/a	n/a	n/a
Principal Window (months)	n/a	n/a	n/a	n/a	n/a	n/a
Illustrative Yield @ 22.93372% (30/360)	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%

SENSITIVITY TABLES

Class A-1 (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	7.69	1.19	0.98	0.90	0.77	0.70
Modified Duration (years)	6.84	1.16	0.96	0.88	0.75	0.69
First Principal Payment	4/15/02	4/15/02	4/15/02	4/15/02	4/15/02	4/15/02
Last Principal Payment	8/15/16	8/15/04	2/15/04	11/15/03	7/15/03	6/15/03
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	173	29	23	20	16	15
Illustrative Yield @ Par (Act/360)	2.11%	2.11%	2.11%	2.12%	2.12%	2.12%

Class A-2 (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	16.12	2.90	2.26	2.00	1.59	1.40
Modified Duration (years)	11.53	2.68	2.11	1.88	1.51	1.34
First Principal Payment	8/15/16	8/15/04	2/15/04	11/15/03	7/15/03	6/15/03
Last Principal Payment	4/15/19	9/15/05	11/15/04	8/15/04	2/15/04	11/15/03
Principal Lockout (months)	172	28	22	19	15	14
Principal Window (months)	33	14	10	10	8	6
Illustrative Yield @ Par (30/360)	4.17%	4.13%	4.11%	4.10%	4.08%	4.07%

Class A-3 (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	17.07	4.44	3.42	3.00	2.33	2.01
Modified Duration (years)	11.35	3.90	3.07	2.73	2.16	1.87
First Principal Payment	4/15/19	9/15/05	11/15/04	8/15/04	2/15/04	11/15/03
Last Principal Payment	4/15/19	11/15/07	7/15/06	12/15/05	2/15/05	8/15/04
Principal Lockout (months)	204	41	31	28	22	19
Principal Window (months)	1	27	21	17	13	10
Illustrative Yield @ Par (30/360)	4.89%	4.86%	4.85%	4.84%	4.82%	4.81%

Class A-4 (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	18.51	7.48	5.73	5.00	3.83	3.26
Modified Duration (years)	11.06	5.89	4.73	4.22	3.34	2.89
First Principal Payment	4/15/19	11/15/07	7/15/06	12/15/05	2/15/05	8/15/04
Last Principal Payment	4/15/25	2/15/12	10/15/09	10/15/08	4/15/07	6/15/06
Principal Lockout (months)	204	67	51	44	34	28
Principal Window (months)	73	52	40	35	27	23
Illustrative Yield @ Par (30/360)	5.82%	5.80%	5.79%	5.79%	5.77%	5.76%

Class A-5 (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	26.91	13.88	11.10	9.79	7.48	6.33
Modified Duration (years)	12.25	8.74	7.53	6.90	5.66	4.96
First Principal Payment	4/15/25	2/15/12	10/15/09	10/15/08	4/15/07	6/15/06
Last Principal Payment	2/15/32	12/15/24	7/15/20	4/15/19	7/15/16	5/15/14
Principal Lockout (months)	276	118	90	78	60	50
Principal Window (months)	83	155	130	127	112	96
Illustrative Yield @ Par (30/360)	6.66%	6.68%	6.69%	6.69%	6.69%	6.69%

Class A-IO (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	2.48	2.48	2.48	2.48	2.48	2.48
Modified Duration (years)	n/a	n/a	n/a	n/a	n/a	n/a
First Principal Payment	n/a	n/a	n/a	n/a	n/a	n/a
Last Principal Payment	n/a	n/a	n/a	n/a	n/a	n/a
Principal Lockout (months)	n/a	n/a	n/a	n/a	n/a	n/a
Principal Window (months)	n/a	n/a	n/a	n/a	n/a	n/a
Illustrative Yield @ 22.93372% (30/360)	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%

Bear, Stearns & Co. Inc.
rportnoy

RON-AB63F
Sensitivity

Settle Date: 3/21/2002 Curve Date: 2/15/2002

Tranche: A5 (A5)

Price															
	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	45.00% CPR	5.00% CPR	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	45.00% CPR	PREPAY
	1.85000	1.85000	1.85000	1.85000	1.85000	1.85000	1.85000	1.85000	1.85000	1.85000	1.85000	1.85000	1.85000	1.85000	1M_LIB
	10%	10%	10%	10%	10%	10%	10%	0%	0%	0%	0%	0%	0%	0%	CALL
Price	18.09	16.21	11.83	9.04	7.17	5.85	3.57	20.83	17.23	13.61	10.77	8.67	7.11	4.34	Avg. Life
	205	161	115	87	69	56	34	205	161	115	87	69	56	34	Prin. Start
	225	205	151	116	92	75	46	353	327	270	216	202	168	104	Prin. End
	21	45	37	30	24	20	13	149	167	156	130	134	113	71	Prin. Window Len
	6.62	6.61	6.61	6.60	6.59	6.59	6.56	6.65	6.63	6.65	6.66	6.66	6.66	6.65	Yield
100.000000	43.594	52.086	81.405	109.050	130.184	153.342	221.766	39.645	48.867	71.669	97.421	118.885	137.715	199.797	AL Spread
	10.29	9.69	7.98	6.61	5.54	4.71	3.09	10.94	9.96	8.65	7.39	6.32	5.44	3.63	Duration